May 16, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fortive Corporation

Registration Statement on Form S-4

File No. 333-217740

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Fortive Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-217740) (the “Registration Statement”), so that it may become effective at 9:00 a.m. Eastern time on May 17, 2017, or as soon thereafter as practicable.

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Daniel B. Kim

Vice President, Associate General Counsel and Assistant Secretary

6920 Seaway Boulevard

Everett, WA 98203

425.446.4928

daniel.kim@fortive.com

Sincerely,

FORTIVE CORPORATION

By:	/s/ Daniel B. Kim
	Name:	Daniel B. Kim
	Title:	Vice President - Associate General Counsel and Assistant Secretary